77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Small/Mid-Cap Growth Portfolio (the "Fund"), a series of BlackRock Funds, held on August 25, 2011 the results were as follows:

Proposal 1.

	1: To consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which the Fund would transfer all of its assets to the BlackRock Mid-Cap Growth Equity Portfolio (the "Acquiring Fund"), a series of BlackRock Funds, in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Fund and shares of the Acquiring Fund.


    For            Against        Abstain
5,177,452.844    155,990.855    307,336.013